FIELDPOINT PETROLEUM CORPORATION

February 21, 2012

Norman von Holtzendorff

United States Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	FieldPoint Petroleum Corporation
Registration on Form S-3 Filed December 29, 2011
File No. 333-178818

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated pursuant to the Securities Act of 1933, as amended (the “Securities Act”), FieldPoint Petroleum Corporation (the “Company”) hereby respectfully requests the withdrawal of its Registration Statement on Form S-3 (File No. 333-178818) together with all exhibits thereto (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on December 29, 2011.  The Registration Statement has not been declared effective, and the Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company has determined that it is not in the best interest of the Company to proceed with the Registration Statement at this time.  The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477(a) under the Securities Act.

If you have any questions please contact Clifford L. Neuman, the Company’s counsel, at (303) 449-2100.

Sincerely, FIELDPOINT PETROLEUM CORPORATION __/s/ Ray D. Reaves_____ Ray D. Reaves, President

1703 Edelweiss Drive, Cedar Park, Texas  78613
(512) 250-8692